+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    PiRod Holdings, Inc. (See Annex A)
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    1545 Pidco Drive, P.O. Box 128
    ----------------------------------------------------------------------------
                                   (Street)

    Plymouth, Indiana 46563
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)               12/22/98
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
                                                                  --------------

4.  Issuer Name and Ticker or Trading Symbol  ROHN Industries, Inc. Symbol: ROHN
                                              ----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

          Form Filed by One Reporting Person
    -----

      X   Form filed by More than One Reporting Person
    -----
             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock, par          0                     1              See Annex B
value $0.01 per
share
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see instruction
5(b)(v).

                                                                 SEC 1473 (7-96)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

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
Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                           PiRod Holdings, Inc.

                                           /s/ Marc Wolpow             12/30/98
                                           --------------------------  --------
                                           By: Marc Wolpow, President  12/30/98

Bain Capital Fund V, L.P.
By: Bain Capital Partners V, L.P., its general partner
By: Bain Capital Investors V, Inc., its general partner

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98


Bain Capital Fund V-B, L.P.
By: Bain Capital Partners V, L.P., its general partner
By: Bain Capital Investors V, Inc., its general partner

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98


BCIP Trust Associates, L.P.

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98


Bain Capital V Mezzanine Fund, L.P.
By: Bain Capital V Mezzanine Partners, L.P., its general partner
By: Bain Capital Investors V, Inc., its general partner

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98


BCM Capital Partners, L.P.
By: Bain Capital V Mezzanine Partners, L.P., its general partner
By: Bain Capital Investors V, Inc., its general partner

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98


BCIP Associates

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98


Bain Capital Partners V, L.P.
By: Bain Capital Investors V, Inc., its general partner

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98


Bain Capital Partners V, L.P.
By: Bain Capital Investors V, Inc., its general partner

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98


Bain Capital V Mezzanine Partners, L.P.
By: Bain Capital Investors V, Inc., its general partner

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98

Bain Capital Investors V, Inc.

/s/ Paul Edgerley                             12/30/98
--------------------------------------------  --------
By: Paul Edgerley                             12/30/98


/s/ W. Mitt Romney                            12/30/98
--------------------------------------------  --------
W. Mitt Romney                                12/30/98


/s/ Joshua Bekenstein                         12/30/98
--------------------------------------------  --------
Joshua Bekenstein                             12/30/98

                                   Annex A

          This Initial Statement of Beneficial Ownership of Securities on Form 3 is being filed jointly by PiRod Holdings, Inc. and Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Trust Associates, L.P., Bain Capital V Mezzanine Fund, L.P., BCM Capital Partners, L.P., BCIP Associates, Bain Capital Partners V, L.P., Bain Capital V Mezzanine Partners, L.P., Bain Capital Investors V, Inc., W. Mitt Romney and Joshua Bekenstein. The address of each of the foregoing (other than PiRod Holdings, Inc.) is Two Copley Place, Boston, Massachusetts 02116.

                                    Annex B

          Beneficial ownership is based solely on the provisions of (1) a Trust Voting Agreement, dated December 22, 1998 (the "Voting Agreement"), by and between UNR Asbestos-Disease Claims Trust (the "Trust") and PiRod Holdings, Inc. ("PiRod") pursuant to which the Trust agrees, among other things, to vote its shares in favor of the Merger contemplated by that certain Agreement and Plan of Merger, dated December 22, 1998 (the "Merger Agreement"), by and between ROHN Industries, Inc. and PiRod and (2) a Stockholders Agreement, dated December 22, 1998 (the "Stockholders Agreement"), by and among ROHN Industries, Inc., the Trust, Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Trust Associates, L.P., Bain Capital V Mezzanine Fund, L.P., BCM Capital Partners, L.P., BCIP Associates, and PH, Inc. which contain certain agreements relating to the voting of certain shares of Common Stock of ROHN Industries, Inc. A description of the Voting Agreement, the Merger Agreement and the Stockholders Agreement is contained in the Schedule 13D by the Reporting Persons filed with the Securities and Exchange Commission on December 30, 1998, which is incorporated herein by reference. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock of ROHN Industries, Inc. subject to the Voting Agreement and the Stockholders Agreement and disclaim that they constitute a group with the other parties for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Further, the Reporting Persons have no pecuniary interest in any shares of Common Stock of ROHN Industries, Inc.; therefore, the Reporting Persons disclaim beneficial ownership for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, of all shares.